WIZZARD SOFTWARE CORPORATION

5001 Baum Boulevard, Suite 770

Pittsburgh, Pennsylvania  15213

Telephone:  (412) 621-0902

December 10, 2009

Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Registration Statement on Form S-3/A-2 of Wizzard Software Corporation, a

Colorado corporation (the “Company”)

Commission File No.  333-162142

Dear Ms. Mills-Apenteng:

The Company respectfully requests acceleration of effectiveness of the above-referenced Registration Statement to 3:00 p.m. EST on Friday, December 11, 2009, or as soon as possible thereafter.

Please contact our securities counsel, Branden T. Burningham, Esq., at (801) 363-7411 with any questions or comments you may have.

Thank you.

WIZZARD SOFTWARE CORPORATION,

a Colorado corporation

By /s/ Christopher J. Spencer

Christopher J. Spencer, President